                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                    FORM 11-K

-------------------------------------------------------------------------------


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended:  December 31, 2004

      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ________________ to ________________

Commission File Number:    333-56336

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            State Auto Insurance Companies Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        State Auto Financial Corporation
                              518 East Broad Street
                            Columbus, Ohio 43215-3976

                              REQUIRED INFORMATION

         The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for each of the three years ended December 31, 2004, and Supplemental Schedule for the year ended December 31, 2004

         Report of Independent Registered Public Accounting Firm............. 3

Audited Financial Statements:

         Statements of Net Assets Available for Benefits..................... 4

         Statement of Changes in Net Assets Available for Benefits........... 5

         Notes to Financial Statements....................................... 6

Supplemental Schedule:

         Schedule of Assets (Held at End of Year) ........................... 11




         The following exhibits are being filed herewith:

Exhibit No.    Description
-----------    -----------
     1         Consent of Independent Registered Public          Included herein
               Accounting Firm

             Report of Independent Registered Public Accounting Firm


Plan Administrative Committee
State Auto Insurance Companies Capital Accumulation Plan


We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of net assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 27, 2005

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

                 Statements of Net Assets Available for Benefits

-------------------------------------------------------------------------------

                                                               December 31
                                                        2004                 2003
                                                        ----                 ----
ASSETS
Investments, at fair value:
   Shares of registered investment companies        $118,745,932          99,720,718
   Interest-bearing cash ...................          11,161,319          12,174,623
   Common / collective trusts ..............          15,645,907          15,490,394
   Affiliated stock ........................           1,306,353           1,087,932
   Loans to participants ...................           2,361,711           2,422,456
                                                    ------------        ------------
 Total investments .........................         149,221,222         130,896,123

Contribution receivables:
   Employee ................................              16,000              12,180
   Employer ................................               7,175               7,000
                                                    ------------        ------------
 Total receivables .........................              23,175              19,180
                                                    ------------        ------------

 NET ASSETS AVAILABLE FOR BENEFITS .........        $149,244,397         130,915,303
                                                    ============        ============


         See accompanying notes.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

           Statements of Changes in Net Assets Available for Benefits

-------------------------------------------------------------------------------


                                                               Years Ended
                                                               December 31
                                              2004                2003                2002
                                              ----                ----                ----
ADDITIONS
   Interest and dividends ........        $  3,464,940           2,631,527           2,014,616

Contributions:
   Employee ......................           7,621,633           7,027,128           6,609,902
   Employer ......................           2,824,545           2,688,942           2,597,286
                                          ------------        ------------        ------------
 Total contributions .............          10,446,178           9,717,070           9,207,188
                                          ------------        ------------        ------------

 Total additions .................          13,911,118          12,348,597          11,221,804

DEDUCTIONS
   Benefit payments ..............           5,989,685           6,858,337           6,228,766
   Participant loan fees .........              14,748              16,258              16,031
                                          ------------        ------------        ------------
 Total deductions ................           6,004,433           6,874,595           6,244,797

 Net appreciation (depreciation)
   in fair value of investments ..          10,422,409          19,867,068         (13,732,511)
                                          ------------        ------------        ------------

 Net increase (decrease) .........          18,329,094          25,341,070          (8,755,504)

Net Assets available for benefits:
   Beginning of year .............         130,915,303         105,574,233         114,329,737
                                          ------------        ------------        ------------

   End of year ...................        $149,244,397         130,915,303         105,574,233
                                          ============        ============        ============

         See accompanying notes.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                        Notes to the Financial Statements
                                December 31, 2004

--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

ORGANIZATION

         The State Auto Insurance Companies Capital Accumulation Plan (the "Plan"), a defined contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the "Company") for the purpose of providing a savings plan for the benefit of its employees.
         The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

GENERAL

         An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee's hire date, provided the employee is or will attain age 21 during the calendar year following the employee's hire date.
         The Plan was amended and restated effective January 1, 1997 including subsequent amendments through January 1, 2005, to comply with recent legislation, regulation and rulings. See "Contributions" and "Investment Options."

CONTRIBUTIONS

         Each participant may contribute any percentage of their salary between 1% and 50% (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of deferral as of any given pay date up to a maximum of four times per calendar year. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.
         Based on a provision of the Plan that became effective in January 2002, as of January 1, 2004, all Plan participants who attain age 50 or older during the calendar year, and are making the maximum Internal Revenue Code (the "Code") pre-tax contribution, may make additional "Catch-up Contributions" each pay period in any whole percentage amount of their compensation from 1% to 25%, up to a dollar limitation on the amount of Catch-up Contribution established by law.

VESTING

         Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.
         In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability.
         Any forfeitures of non-vested employer contributions and related net earnings or losses reduce future employer contributions.

PARTICIPANT'S ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of a) the Company's contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

-------------------------------------------------------------------------------

PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

INVESTMENT OPTIONS

         Under the Plan trust agreement, participants may direct how their plan contributions are to be invested. The following description of the investment options provides only general information. Participants should refer to the Plan document for a complete description of the investments.
         Plan contributions may be invested in the following sixteen funds at December 31, 2004:

Fidelity Puritan Fund: Consists of a diversified portfolio of high-yielding equity securities and bonds.

Fidelity Contrafund: Consists primarily of seemingly undervalued common stocks and convertible securities with potential for market growth.

Fidelity Equity Income Fund: Consists primarily of stocks which may pay a higher than average dividend and stocks with potential for market growth.

Fidelity U.S. Government Reserves Fund: Consists of short-term instruments issued by the U.S. Government and/or its agencies and repurchase agreements secured by U.S. Government obligations.

Fidelity Managed Income Portfolio Fund: Consists primarily of high quality short and long-term investment contracts. Investment contracts have both variable and fixed rates.

Fidelity Aggressive Growth Fund: Consists primarily of equity securities of companies with growth potential.

Spartan U.S. Equity Index Fund: Consists of equity securities that correspond to those listed in the Standard & Poor's 500 Index.

Fidelity Intermediate Bond Fund: Consists primarily of intermediate term, investment grade debt securities of U.S. corporations and U.S. Government Agencies.

Fidelity Diversified International Fund: Consists primarily of foreign securities.

State Auto Financial Corporation Common Stock Fund: Consists of publicly traded common stock of the State Auto Financial Corporation, an affiliate to the Company. The stock is traded on the NASDAQ under the ticker symbol, STFC.

Fidelity Freedom Income Fund: Consists of Fidelity bond mutual funds and
         Fidelity money market mutual funds, and a lesser percentage of Fidelity stock mutual funds.

Fidelity Freedom 2000 Fund: Consists of Fidelity bond mutual funds and Fidelity money market mutual funds and a lesser percentage of Fidelity stock mutual funds.

Fidelity Freedom 2010 Fund: Consists of Fidelity stock mutual funds and Fidelity bond mutual funds and a lesser percentage in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund: Consists of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund: Consists largely of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund: Consists primarily of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

ADMINISTRATIVE EXPENSES

         All administrative expenses, excluding participant loan fees, and trustee fees are paid by the Company.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

-------------------------------------------------------------------------------


PAYMENT OF BENEFITS

         Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value less outstanding loan balances in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.
         Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

PLAN TERMINATION

         While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND RELATED INVESTMENT INCOME

         Investments are stated at fair value. The common/collective trust is valued based on quoted redemption value on the last business day of the Plan year. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Advisory Committee, are valued at their outstanding balances, which approximate fair value.
         Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participants account to the total fund balance.

RECLASSIFICATIONS

         Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

RISKS AND UNCERTAINTIES

         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

-------------------------------------------------------------------------------

3.  INVESTMENTS

         The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2004 and 2003:

                                                                                  December 31
                                                                            2004                2003
                                                                            ----                ----
Investments in shares of registered investment companies:
   Fidelity Contrafund............................................      $  43,781,437         37,691,937
   Fidelity Equity Income Fund....................................         31,872,223         28,520,842
   Fidelity Puritan Fund..........................................         12,315,802         10,980,664
   Fidelity U.S. Government Reserves Fund.........................         11,161,319         12,174,623
   Spartan U.S. Equity Index Fund.................................          8,149,088          7,364,679
   Fidelity Diversified International Fund........................          7,898,297          5,611,867
Investment in common/collective trusts:
   Fidelity Managed Income Portfolio Fund.........................      $  15,645,907         15,490,394


         During 2004 and 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                             2004                  2003
                                                                             ----                  ----
 Shares of registered investment companies........................      $  10,318,956            19,551,583
 Affiliated stock.................................................            103,453               315,485
                                                                        -------------         -------------
   Total realized and unrealized appreciation.....................      $  10,422,409            19,867,068
                                                                        =============         =============

         The Plan's current investment strategy does not rely on the use of derivative financial instruments.

4.  FEDERAL INCOME TAX STATUS

         The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                                               2004               2003
                                                                               ----               ----
   Net assets available for benefits per the financial statements        $  149,244,397        130,915,303
   Contribution receivables                                                     (23,175)           (19,180)
                                                                         --------------        -----------
     Net assets available for benefits per the Form 5500                 $  149,221,222        130,896,123
                                                                         ==============        ===========

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

-------------------------------------------------------------------------------

         The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

                                                                           2004                2003
                                                                           ----                ----

          Net increase in assets available for benefits
            per the financial statements                               $ 18,329,094          25,341,070

          Contributions:
            Employee                                                         16,000              12,180
            Employer                                                          7,175               7,000
                                                                       ------------         ------------
                                                                             23,175              19,180
                                                                       ------------         ------------
          Net increase in assets available for benefits
            per the Form 5500                                          $ 18,305,919          25,321,890
                                                                       ============         ============

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                          EIN #31-4316080 / Plan # 004
-------------------------------------------------------------------------------

                                                    DECEMBER 31, 2004
                                                                                                         FAIR
             IDENTITY OF ISSUE                                    SHARES             COST                VALUE

Shares of Registered Investment Companies:
  Fidelity Puritan Fund                                            649,910        $ 11,529,908        $ 12,315,803

  Fidelity Contrafund                                              771,615          34,639,472          43,781,437

  Fidelity Equity Income Fund                                      603,869          27,524,630          31,872,223

  Fidelity Intermediate Bond Fund                                  305,379           3,220,581           3,212,589

  Fidelity Aggressive Growth Fund                                  414,906          11,025,962           6,887,434

  Fidelity Diversified International Fund                          275,779           6,184,450           7,898,297

  Spartan U.S. Equity Index Fund                                   190,133           7,515,580           8,149,088

  Fidelity Freedom Income                                            1,066              11,919              12,014

  Fidelity Freedom 2000                                             20,703             246,293             250,086

  Fidelity Freedom 2010                                            153,111           2,025,696           2,085,365

  Fidelity Freedom 2020                                             91,821           1,226,308           1,281,816

  Fidelity Freedom 2030                                             53,159             705,168             748,485

  Fidelity Freedom 2040                                             30,386             235,441             251,295

Investment in Common/Collective Trusts:
  Fidelity Managed Income Portfolio Fund                        15,645,907          15,645,907          15,645,907

Interest Bearing Cash
  Fidelity U.S. Government Reserves Fund                        11,161,319          11,161,319          11,161,319

Affiliated Stock
  * State Auto Financial Corporation Common Stock Fund              50,536             999,218           1,306,353

Participant loans (interest rates 3.25% to 10.50%)                    --                  --             2,361,711
                                                                                  ------------        ------------

                                                                                  $133,897,852        $149,221,222
                                                                                  ============        ============

             * Indicated a party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        STATE AUTO INSURANCE COMPANIES
                                        CAPITAL ACCUMULATION PLAN


Date: June 29, 2005                     By  /s/ Steven J. Johnston
                                          ----------------------------------

                                        Printed Name:  Steven J. Johnston
                                                     -----------------------

                                        Title:   Sr. Vice President and CFO
                                              ------------------------------

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

    1          Consent of Independent Registered Public         Included herein
               Accounting Firm